

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E-Mail
Mr. Michael Matvieshen
Chief Executive Officer
Salamon Group, Inc.
1401 F Street B200
Modesto, CA   95354

> **Re:**   **Salamon Group, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q/A filed August 23, 2011**
> **Form 8-K filed May 13, 2011**
> **File No. 0-50530**

Dear Mr. Matvieshen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Signatures, page 14

1.   Please amend your filing to include the signatures and date signed in accordance with General Instruction D to Form 10-K.

Report of Independent Registered Public Accounting Firm, page F-1

2.   In the first paragraph of this report, we note that Manning Elliott LLP audited the financial statements as of and for the year ended December 31, 2010 and the statements of operations, cash flows and stockholders' deficit for the periods from April 27, 2001

(inception) to December 31, 2005. However, the opinion paragraph of the report only addresses the financial statements as of and for the year ended December 31, 2010 and does not opine on the amounts relating to the cumulative period from April 27, 2001 (inception) to December 31, 2010. Please amend your filing to include a revised audit report from Manning Elliott that covers all the periods presented in the financial statements, including the cumulative period from April 27, 2001 (inception) to December 31, 2010.

3.   In the penultimate sentence of the first paragraph of the audit report, Manning Elliott states financial statements as of December 31, 2009 and for the year then ended were audited by another firm of independent accountants, which "expressed an audit opinion without reservation." However, we note that the report of KMJ Corbin & Company expressed an unqualified opinion. Please refer to AU508.10 and have Manning Elliot revise its report to be included in the amendment to this filing and as applicable in your future filings to indicate that the other auditors expressed an unqualified opinion.

Exhibit 31.1

4.   We note that your certification is signed by your "Chief Executive Officer and Principal Accounting Officer." Please confirm to us and revise future filings as appropriate to clarify, if true, that your Chief Executive Officer and Principal Accounting Officer is also your principal financial officer in accordance with Rule 13a-14(a).

Form 10-Q/A for the quarterly period ended June 30, 2011

Item 1. Financial Statements, page 3

Consolidated Balance Sheets, page 3

5.   We note the $48,958 of deferred revenues as of June 30, 2011. Please revise future filings to disclose your accounting policies for deferred revenues and what this represents.

Note 8 – Acquisition of Sunlogics Power, page 10

6.   We note that approximately $1.75 million of the purchase price for Sunlogics Power Fund was allocated to intangible assets. Please describe to us the details of the valuation methodology and significant assumptions, including how you determined the fair value of the common stock and warrants issued, used to allocate the purchase price to the acquired assets and assumed liabilities, including intangible assets. In addition, tell us the significant factors that contributed to the immediate write-down to $0 that resulted in you recording an impairment as of June 30, 2011.

Item 2. Management's Discussion and Analysis or Plan of Operations, page 11

-Results of Operations, page 11

7.   Similar to comment 1 in our letter dated June 3, 2009, please revise this section in future filings to provide an analysis of your results of operations. Discuss the nature of your general and administrative expenses, donated rent and impairment of intangible asset and why these expenses have changed from the prior comparative period. Refer to the guidance in Item 303(a)(3) of Regulation S-K.

Item 4(T). Controls and Procedures, page 13

8.   We note that you conducted an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2010 and based on that evaluation you concluded the company's internal controls over financial reporting are ineffective as of June 30, 2011. Item 308 of Regulation S-K only requires that management perform its assessment and disclose its conclusion on the effectiveness of your internal control over financial reporting annually and does not require quarterly assessment and disclosure. As it does not appear that your management performed an assessment at June 30, 2011 on which to base its conclusion on the effectiveness of your internal control over financial reporting, please amend the filing to remove the disclosure. Otherwise, please advise us. This comment also applies to your Form 10-Q for the period ended March 31, 2011.

Form 8-K filed May 13, 2011

9.   The pro forma financial statements presented as Exhibit 99.2 do not appear to comply with the guidance in Article 11 of Regulation S-X. For example, we note you include a pro forma consolidated balance sheet and statements of operations as of and for the period ended May 12, 2011, the date prior to the consummation of your acquisition of Sunlogics Power Fund, which is not in accordance with Rule 11-02(c)(1) of Regulation S-X. Similarly, the form and content is not in compliance with Rule 11-02(b) of Regulation S-X. Please amend this Form 8-K to include pro forma financial statements for the appropriate periods, in columnar form showing both historical financial information of Salamon Group Inc. and that of the acquired entity, and reflecting appropriate pro forma adjustments referenced to footnotes explaining all assumptions made in your presentation. In addition, include an introductory paragraph that clearly explains the transaction being presented, the entities involved and what the pro forma presentation is intended to show.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Michael Matvieshen
Salamon Group, Inc.
September 29, 2011
Page 4

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

       Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief